

September 20, 2007

Ms. Ming Fen Liu
Chief Financial Officer, China Sun Group High-Tech Co.
1 Hutan Street, Zhongshan District
Dalian, P.R. China

> **Re: China Sun Group High-Tech Co.**
> **Form 10-K for the year ended May 31, 2007**
> **File No. 333-118259**

Dear Ms. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material Commitments for Capital Expenditures and Subsequent Events, page 18

1. We note you have agreed to purchase a mining right for $2 million. Please explain to us how you intend to account for this purchase.

Consolidated Financial Statements
General

2. We note that you have labeled your 2006 information as "restated" throughout your document. Please explain to us what this restatement is the result of and what consideration you gave to the disclosures required by SFAS 154, if applicable.

3. It appears to us based on your disclosures that you currently operate under one reportable segment. Please confirm for us that you have considered the requirements in SFAS 131 and in future filings please include information about your products as required under SFAS 131, paragraph 37.

Footnote 3. Accounts Receivable, Net, page F-13

4. We note your accounts receivable balance and sales have increased significantly from the previous year; however, it is unclear to us why your accounts receivable balance at May 31, 2007 represents over half of your revenues in fiscal year 2007 and more than all of your revenues from the fourth quarter of fiscal 2007. Please explain to us in detail why your accounts receivable balance has fluctuated so appreciably, what your typical receivable terms are and also provide us with a roll forward of your allowance for doubtful accounts as required by Rule 5-04 of Reg. S-X. Additionally, in future filings, please provide a discussion as to the judgments involved in your determination of your allowance for doubtful accounts.

Footnote 8. Minority Interest, page F-14

5. It is unclear to us how you have accounted for minority interest and what the amount of $3,994,658 represents. Please provide us with a comprehensive explanation as to what this amount represents and what accounting literature you followed in order to account for this minority interest.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Al Pavot, Senior Staff Accountant, at (202) 551-3738 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief